SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BPW Acquisition Corp.
(Name of Subject Company (Issuer))

The Talbots, Inc.
(Names of Filing Person (Offeror))

COMMON STOCK WARRANTS
(Title of Class of Securities)

055637110
(CUSIP Number of Class of Securities)

Richard T. O’Connell, Jr.
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043
(781) 749-7600 (Phone)
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morton A. Pierce
Ivan Presant
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2010, as subsequently amended from time to time, by The Talbots, Inc., a Delaware corporation (“Talbots”). This Schedule TO relates to the offer by Talbots to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW Acquisition Corp. (“BPW”) for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).

On March 11, 2010, Talbots filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 (as amended, the “Registration Statement”), relating to the Exchange Offer. The terms and conditions of the Exchange Offer, as well as a description of Talbots and other information required by Schedule TO, are set forth in the prospectus/offer to exchange which is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).

Pursuant to the Offer to Exchange, each BPW Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged, at the election of the holder of such warrant, for either (i) a number of shares of Talbots Common Stock (the “Common Stock Exchange Ratio”) equal to the greater of (a) 0.09853 and (b) the quotient (rounded to the nearest one hundred-thousandth) obtained dividing $1.125 by the average of the daily volume weighted average prices per share (calculated to the nearest one-hundredth of one cent) of shares of Talbots Common Stock, on the New York Stock Exchange over the 5 consecutive trading days immediately preceding the date of completion of the merger contemplated by the Agreement and Plan of Merger, dated as of December 8, 2009, by and among Talbots, Tailor Acquisition, Inc., or Merger Sub, and BPW, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of February 16, 2010, provided that if such quotient is greater than 0.13235, such quotient shall be deemed to be 0.13235, and if such quotient is less than 0.09000, then such quotient shall be deemed to be 0.09000, or (ii) a number of Talbots Warrants, based on an exchange ratio equal to the product obtained by multiplying 10 times the Common Stock Exchange Ratio, subject, in each case, to the election procedures and proration procedures described in the Offer to Exchange.

Items 1 through 9, and Item 11.

All of the information in the prospectus/offer to exchange, and any prospectus supplement or other amendment or supplement thereto related to the Exchange Offer hereafter filed with the SEC by Talbots, is hereby incorporated by reference into Items 1 through 9 and 11 of this Schedule TO.

Item 10.

Financial Statements

The information set forth in the prospectus/offer to exchange under the sections entitled Selected Historical Financial Data of Talbots, Selected Historical Financial Data of BPW and Unaudited Pro Forma Condensed Combined Financial Information are incorporated herein by reference.

Item 12.

Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(4) Prospectus/Offer to Exchange relating to warrants and shares of common stock of The Talbots, Inc., to be issued in the Exchange Offer (incorporated by reference to Amendment No. 1 to Talbots Registration Statement on Form S-4 filed with the SEC on March 11, 2010)

Item 13

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TALBOTS, INC.
Dated: March 11, 2010	By:	/s/ Trudy F. Sullivan
		Name:	Trudy F. Sullivan
		Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description of Exhibit

(a)(1)(A)	Form of Letter of Election and Transmittal*
(a)(1)(B)	Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal)*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Prospectus/Offer to Exchange relating to warrants and shares of common stock of The Talbots, Inc., to be issued in the Exchange Offer (incorporated by reference to Amendment No. 1 to Talbots Registration Statement on Form S-4 filed with the SEC on March 11, 2010)*
(a)(5)(A)	Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-VCS (Court of Chancery of the State of Delaware) (incorporated by reference to Exhibit 99.07 of the registration statement on Form S-4/A filed by Talbots on January 21, 2010)
(a)(5)(B)	Stipulation, dated March 6, 2010 (incorporated by reference to the current report on Form 8-K filed by Talbots on March 9, 2010)
(b)	Not applicable
(d	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Incorporated by reference to the Registration Statement